Exhibit 99.1

SHAW, ROGERS AND QUEBECOR WELCOME THE DECISION BY THE FEDERAL COURT OF APPEAL

Companies are working to secure final approval of transactions

CALGARY, TORONTO and MONTREAL January, 24, 2023 – Rogers Communications Inc., Shaw Communications Inc., and Quebecor Inc. today provided the following statement on the decision by the Federal Court of Appeal.

“We welcome this clear, unequivocal, and unanimous decision by the Federal Court of Appeal. We continue to work with Innovation, Science and Economic Development Canada to secure the final approval needed to close the pro-competitive transactions and create a stronger fourth wireless carrier in Canada and a more formidable wireline competitor.”

Transactions Update

In a ruling from the bench, the Court dismissed the appeal by the Commissioner of Competition (the “Commissioner”) of the December 31, 2022, decision of the Competition Tribunal. The Tribunal rejected the Commissioner’s challenge of the proposed acquisition of Freedom Mobile by Videotron Ltd., a wholly owned subsidiary of Quebecor Inc., and the subsequent combination of Rogers and Shaw (“the Transactions”).

The Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry, must approve spectrum license transfers from Shaw to Videotron – in connection with the proposed acquisition of Freedom Mobile by Videotron – before the combination of Rogers and Shaw can proceed.

In addition to the decisions of the Federal Court of Appeal and the Competition Tribunal, the Rogers combination with Shaw has already been approved by the shareholders of Shaw and the Court of King’s Bench of Alberta, and the transfer of Shaw’s broadcasting licences to Rogers has been approved by the Canadian Radio-television and Telecommunications Commission.

The Transactions are subject to customary closing conditions.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about outstanding regulatory approvals and the expected completion of both the sale of Freedom to Videotron (the “Freedom Transaction”) and the Rogers-Shaw merger. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward- looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers, Shaw or Quebecor to change. Such risks, uncertainties and other factors include, among others, the possibility that the Freedom Transaction or the Rogers-Shaw merger will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals and clearances in connection with the Freedom Transaction in the expected timeframe or at all; the possibility that the parties will not be able to reach a resolution with the Minister of Innovation, Science and Industry regarding the Freedom Transaction; the outcome and timing of potential litigation or regulatory proceedings associated with the Rogers-Shaw merger or the Freedom Transaction, including any appeals from the decision rendered by the Federal Court of Appeal; the inability to realize the anticipated benefits of the Freedom transaction and the Rogers-Shaw merger in the expected time frame or at all; and general economic, commercial and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact each of Rogers, Shaw or Quebecor can also be found in its public reports and filings, which are available under their respective profiles, as applicable, at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and the Rogers-Shaw merger, their expected timing and their anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Freedom Transaction and the Rogers-Shaw merger is subject to certain closing conditions, termination rights and other risks and uncertainties. There can be no assurance that such closing conditions will be satisfied (including approval of the Minister of Innovation, Science and Industry), or that the Freedom Transaction or the Rogers-Shaw merger will occur on the terms and conditions described herein or previously announced. The Freedom Transaction and the Rogers-Shaw merger could be modified, restructured or terminated. There can also be no assurance that the outside date of the Rogers-Shaw merger will be further extended by the parties, or that the outside date of the Freedom Transaction will be extended by the parties to the extent necessary to permit closing of either transaction to occur. Finally, no assurance can be given that the anticipated benefits of the Freedom Transaction or of the Rogers-Shaw merger will be delivered in the expected timeframe or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. None of Rogers, Shaw or Quebecor is under any obligation (and each of Rogers, Shaw and Quebecor expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

For more information:

Shaw Media contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Investor Relations contact

investor.relations@sjrb.ca

Rogers Media contact

media@rci.rogers.com

1-844-226-1338

Rogers Investor Relations contact

investor.relations@rci.rogers.com

1-(844)-801-4792

Quebecor Inc. media contact

medias@quebecor.com

Quebecor Inc. investor relations contact

Hugues Simard, Chief Financial Officer

hugues.simard@quebecor.com